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Exhibit 12.1

PACIFIC ENERGY PARTNERS, L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended September 30, 2005
	2000	2001	2002	2003	2004
Earnings:
Pretax income from continuing operations	$14,340	$15,607	$33,574	$25,029	$35,729	$29,944
Equity (earnings) losses from equity investee	(1,738)	(1,569)	(1,347)	162	(1,328)	(1,363)
Distributed income of equity investee	1,581	2,098	1,600	1,866	978	1,317
Fixed charges	18,115	10,056	11,634	17,546	19,562	18,234
Capitalized interest	—	—	—	(59)	(353)	(555)

Total Earnings	$32,298	$26,192	$45,461	$44,544	$54,588	$47,577

Fixed Charges:
Interest expense	$18,115	$10,056	$11,634	$17,487	$19,209	$17,679
Capitalized interest	—	—	—	59	353	555

Total fixed charges	$18,115	$10,056	$11,634	$17,546	$19,562	$18,234

Ratio of earnings to fixed charges	1.8	2.6	3.9	2.5	2.8	2.6

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PACIFIC ENERGY PARTNERS, L.P. STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES